/23



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME U.S. Commercial Corp.

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 34669 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/23/05

82-34669

RECEIVED
2005 MAY 23 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
12-31-04

U.S. COMMERCIAL CORP., S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003
with Report of Independent Auditors

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

Contents:

Report of Independent Auditors

Report of Statutory Auditor

Audited Consolidated Financial Statements:

- Balance sheets
- Statements of operations
- Statements of changes in stockholders' equity
- Statements of changes in financial position
- Notes to financial statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

We have audited the accompanying consolidated balance sheets of U.S. Commercial Corp., S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global



C.P.C. Francisco Alvarez del Campo

Mexico City
March 15, 2005

REPORT OF STATUTORY AUDITOR

To the Stockholders of
U.S. Commercial Corp., S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of U.S. Commercial Corp., S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders', Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated March 15, 2005, issued as a result of their audit of the financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and the report of other independent auditors mentioned in the preceding paragraph, the accounting and reporting policies and criteria observed by the Company in the preparation of the financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present accurately, fairly and sufficiently in all material respects, the financial position of U.S. Commercial Corp., S.A. de C.V. and subsidiaries at December 31, 2004, the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.



C.P.C. Fausto Sandoval Amaya
Statutory Auditor

Mexico City
March 15, 2005

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of Mexican pesos with purchasing power at December 31, 2004)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	**Ps. 988,210**	Ps. 1,300,119
Investments (Note 4)	**319,220**	390,470
Accounts receivable, net (Note 5)	**466,140**	466,217
Inventories, net (Note 6)	**7,776,925**	8,169,529
Prepaid expenses and other current assets	**762,754**	709,301
Total current assets	**10,313,249**	11,035,636
Investments, cost	**13,777**	14,225
Property and equipment, net (Note 7)	**2,428,111**	2,621,019
Goodwill (Note 2i)	**5,535,027**	5,288,428
Deferred Taxes (Note 17)	**6,159**	11
Other assets, net	**22,912**	24,482
Total assets	**Ps. 18,319,235**	Ps. 18,983,801
Liabilities and stockholders' equity		
Current liabilities:		
Suppliers	**Ps. 3,647,137**	Ps. 4,693,202
Other accounts payable and accrued liabilities (Note 8)	**2,705,010**	2,708,029
Accounts payable to affiliates (Note 14)	**4,810**	25,078
Deferred revenue	**265,185**	158,712
Capital lease obligations (Note 16)	**7,638**	29,590
Debt (Note 9)		287,589
Total current liabilities	**6,629,780**	7,902,200
Deferred revenue	**27,666**	83,514
Capital lease obligations (Note 16)	**194,870**	208,111
Debt (Note 9)	**4,643,632**	3,511,319
Total liabilities	**11,495,948**	11,705,144
Stockholders' equity (Note 12):		
Capital stock	**2,556,458**	2,568,499
Premium on subscription of shares	**2,908,124**	2,908,124
Accumulated retained earnings	**719,337**	920,251
Other accumulated comprehensive income items	**303,068**	545,483
Surplus derived from purchase of minority interest	**336,300**	336,300
Total stockholders' equity	**6,823,287**	7,278,657
Total liabilities and stockholders' equity	**Ps. 18,319,235**	Ps. 18,983,801

The accompanying notes are an integral part of this financial statement.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2004)

	Years ended December 31, 2004	2003
Net sales	**Ps. 50,297,234**	Ps. 44,179,906
Cost of sales	**39,357,262**	35,064,253
Gross profit	**10,939,972**	9,115,653
Operating expenses:		
Selling, general and administrative expenses	**10,358,495**	8,611,482
Depreciation (Note 7)	**590,788**	549,460
Impairment (Note 2m)	**19,613**	
Impairment of abandoned facilities (Note 21)		32,893
	10,968,896	9,193,835
Operating loss	**(28,924)**	(78,182)
Comprehensive financing (loss) income:		
Interest income	**9,800**	49,755
Interest expense	**(252,979)**	(218,694)
Realized gain on sale of marketable securities, net	**154,657**	318,010
Unrealized (loss) gain on marketable securities, net	**(204,675)**	261,023
Exchange gain, net	**106**	48,960
Net monetary position gain	**259,337**	101,952
	(33,754)	561,006
Other income, net	**13,852**	1,957
(Loss) income before income tax, asset tax, discontinued operations and cumulative effect of accounting changes	**(48,826)**	484,781
Provisions for:		
Income tax	**(8,820)**	(23,280)
Deferred income tax (Note 17)	**6,148**	6,708
	(2,672)	(16,572)
(Loss) income from continuing operations before discontinued operations and cumulative effect of accounting changes	**(51,498)**	468,209
Loss from discontinued operations (Note 13)	**-**	(32,710)
Effect of new accounting changes in subsidiary (Note 2c)	**-**	(25,798)
Net (loss) income for the year	**Ps.(51,498)**	Ps. 409,701
Distribution of net (loss) income:		
Majority interest	**(51,498)**	499,098
Minority interest		(89,397)
Net (loss) income	**Ps. (51,498)**	Ps. 409,701
Weighted average number of common shares outstanding (in thousands)	**1,256,526**	917,934
Majority net (loss) gain per common share	**Ps. (0.04)**	Ps. 0.54
Loss per share from discontinued operations		Ps. (0.04)
Loss per share from new accounting changes in subsidiary		Ps. (0.03)

The accompanying notes are an integral part of this financial statement.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(Thousands of Mexican pesos with purchasing power at December 31, 2004)

	Capital stock										
	Historical	Restatement	Authorized but not paid-in	Premium on sale of shares	Surplus derived from purchase of minority interest	Reserve for purchase of Company's own shares	Retained earnings (accumulated deficit)	Other accumulated comprehensive income items	Minority interest	Comprehensive (loss) income	Total stockholders' equity
Balance at December 31, 2002	Ps. 363,856	Ps. 2,071,847	Ps. (9,199)	Ps. 1,177,758		Ps. 1,443,635	Ps (880,267)	Ps. 645,852	Ps. 2,653,145		Ps. 7,466,627
Cancellation of the reserve for purchase of Company's own shares						(1,443,635)	1,443,635				
Purchase of Company's own shares	(12,382)	(855)					(142,215)				(155,452)
Comprehensive income:											
Net income for the year							499,098		(89,397)	Ps. 409,701	409,701
Other comprehensive income items:											
Effects of translation								(100,369)	(341,850)	(442,219)	(442,219)
Comprehensive income										Ps. (32,518)	
Capital contribution and purchase of minority interest	172,553	7,659	(24,980)	1,730,366	336,300				(2,221,898)		
Balance at December 31, 2003	524,027	2,078,651	(34,179)	2,908,124	336,300		920,251	545,483			7,278,657
Purchase of Company's own shares	(**11,613)**	(**428)**					(**149,416)**				(**161,457)**
Comprehensive income:											
Net loss for the year							(**51,498)**			**Ps. (51,498)**	(**51,498)**
Other comprehensive income items:											
Effects of translation								(**242,415)**		(**242,415)**	(**242,415)**
Comprehensive income										**Ps. (293,913)**	
Balance at December 31, 2004	**Ps. 512,414**	**Ps. 2,078,223**	**Ps. (34,179)**	**Ps. 2,908,124**	**Ps. 336,300**		**Ps. 719,337**	**Ps. 303,068**			**Ps. 6,823,287**

The accompanying notes are an integral part of this financial statement.

U.S. COMMERCIAL CORP., S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos with purchasing power
at December 31, 2004)

	Years ended December 31, 2004	2003
Operating activities		
Net (loss) income	**Ps. (51,498)**	Ps. 409,701
Loss from discontinued operation		32,710
Cumulative effect of new accounting changes in subsidiary		25,798
Deduct items not requiring the use of resources:		
Depreciation	**590,788**	549,460
Impairment	**19,613**	
Impairment of abandoned facilities		32,893
Deferred taxes	**(6,148)**	(6,708)
Net resources obtained in results of operations	**552,755**	1,043,854
Net changes in working capital, except treasury items	**(1,179,467)**	(1,440,223)
Resources used in operating activities	**(626,712)**	(396,369)
Financing activities		
New loans	**11,642,114**	10,472,393
Repayment of loans	**(10,686,600)**	(10,411,630)
Effect of variance in debt expressed in constant pesos	**(110,790)**	(34,087)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	**(161,457)**	(155,452)
Capital contribution and stock premiums		1,885,598
Surplus derived from purchase of minority interest		336,300
Resources provided by financing activities	**683,267**	2,093,122
Investing activities:		
Acquisition of goodguys.com	**(23,791)**	
Acquisition of Good Guys, net of cash acquired		(506,110)
Minority interest acquisition		(2,221,898)
Additions to property and equipment, net of retirements	**(417,493)**	(395,164)
Investments	**71,250**	1,470,767
Other assets	**1,570**	57,499
Resources used in investing activities	**(368,464)**	(1,594,906)
Net (decrease) increase in cash and cash equivalents	**(311,909)**	101,847
Cash and cash equivalents at beginning of year	**1,300,119**	1,198,272
Cash and cash equivalents at end of year	**Ps. 988,210**	Ps. 1,300,119

The accompanying notes are an integral part of this financial statement.

1. Description of the Business

a) Operations

U.S. Commercial Corp., S.A. de C.V. (U.S. Commercial Corp or the Company) owns all of the shares of Commercial LLC and CompU LLC, respectively, which, in turn, owns 63.7% and 36.3% of the shares of CompUSA, and subsidiaries (CompUSA).

Through October 2003, Commercial LLC owned 51% of the shares of CompUSA. In November 2003, Commercial LLC contributed capital of US$ 125 million in cash, increasing its interest in CompUSA to 63.7%. As a result, the equity interest of CompU LLC in CompUSA decreased from 49% to the 36.3%.

On December 23, 2003, Sercotel, S.A. de C.V (Sercotel) sold its 100% interest in CompU LLC to the Company in exchange for cash of Ps. 187,036 and a 29.7% interest in U.S. Commercial Corp. Since a common stockholder indirectly controls the Company, Sercotel and CompU LLC, the surplus generated from acquisition was recorded in stockholders' equity as a surplus derived from purchase of minority interest.

CompUSA is primarily engaged in operating stores specializing in personal computers, software, accessories and related services in the United States of America and Puerto Rico.

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the statements of U.S. Commercial Corp. S.A. de C.V. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

In 2003, minority interest represented the equity interest of América Móvil, S.A. de C.V. through its subsidiary Sercotel in CompUSA.

b) Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2004.

The inflation rates in the countries where the Company operates were as follows:

	%	
	2004	2003
United States of America	**3.26**	1.88
Mexico	**5.19**	3.98

The financial statements have been restated to Mexican pesos with purchasing power at December 31, 2004 as follows:

Inventories are valued at average costs and stated at replacement cost, not in excess of market value.

Property and equipment are originally recorded at cost or market value at the date of acquisition and then restated using the inflation rate of the country of origin. Depreciation is computed on the restated value of the related assets based on their estimated useful lives as follows:

Furniture, fixtures and equipment	3 to 10 years
Leasehold improvements and property or equipment under capital lease	Lesser of the estimated useful life of the asset or over the term of the lease, generally 10 to 15 years

Capital stock and retained earnings of US Commercial Corp were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) from the time capital contributions were made and earnings were generated.

Revenues and expenses which affect or are derived from a monetary item, are restated from the month the transaction occurred through the latest balance sheet date, based on inflation factors in the country of origin.

Costs, expenses and revenues which are derived from non-monetary items are restated at the balance sheet date based on the non-monetary asset that was used or sold.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of operations under the caption Comprehensive financing income.

Other accumulated comprehensive income items included in the statement of changes in stockholders' equity consist basically of the effect of translation.

Mexican accounting Bulletin B-12, *Statement of Changes in Financial Position*, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as non cash items in the determination of resources provided by operations.

c) Basis of translation of financial statements of foreign subsidiaries

The financial statements of the foreign subsidiaries, which in the aggregate accounts for 100% of consolidated net sales, and approximately 98% of total assets in 2004 and 2003, respectively, have been translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

- The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10 (as described above), using restatement factors of USA.

- The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows: 1) all balance sheet amounts, except for stockholders' equity accounts, were translated at the prevailing exchange rate at year-end; 2) stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated, 3) statement of operations accounts were translated at the exchange rate at the end of the reporting period.

- Exchange rate differences and the monetary effect derived from intercompany monetary items were not eliminated in the consolidated statements of operations.

At December 31, 2004 and 2003, the translation loss aggregated Ps. 242,415 and Ps. 442,219, respectively. The related amounts are included in stockholders' equity under the caption Other accumulated comprehensive income items.

The Company's financial statements at December 31, 2003 were restated to constant pesos as of December 31, 2004 based on Mexican accounting Bulletin B-15.

d) Revenue recognition

The Company recognizes revenues from the sale of merchandise when the customer takes possession of the merchandise or at the time of shipment when delivery is required. The Company maintains an allowance for sales returns based on historical return rates. Revenues from training and technical service sales are recognized at the time services are provided to the customer. The Company recognizes revenues from gift cards at the time they are redeemed.

The Company sells extended service plans (Non-Obligor Contracts) on behalf of an unrelated third party (the Warrantor) and, to a lesser extent, sells its own extended service plans (Obligor Contracts) in those states in which third-party service plans are not permitted. The Company recognizes revenues on the sale of Non-Obligor Contracts at the time of sale, net of direct selling expenses. The Company recognizes revenues and direct selling expenses of the Obligor Contracts sold, ratably over the term of such contracts, generally one to four years. Direct selling expenses are recognized as cost of sales.

Merchandise presented to the Company for servicing under extended service plans is repaired by the Company on behalf of the warrantor, and revenues are recognized upon completion of performance of these services. In August 2004, several states in the U.S. passed certain laws that gave rise to a book change in the Company's revenues recorded under Obligor Contracts in the caption Non-Obligor Contracts. As a result of this new legislation, in 2004, the Company recognized additional revenues of US$ 3.8 million (equal to Ps. 42,806).

In addition, the Company records deferred revenue for advance payments from customers for training services. Revenues are recognized upon completion of performance of these services by the Company.

Combined revenues from training, technical service sales, and extended service plans represent less than 10% of total revenues for both fiscal 2004 and 2003.

e) Vendor rebates and allowances

The Company receives periodic payments from vendors for cooperative advertising and market development that are supported by signed agreements with vendors. Through 2002, the Company charged such payments to operations as a decrease in advertising expenses. Effective 2003, the Company changed its method for computing funds received, as such funds are now recognized as a decrease in the price of products and, consequently, recorded as a decrease in cost of sales at the time the merchandise is sold. As a result of this change in method, the Company recorded in 2003 a charge of approximately US$ 2.2 million (equal to Ps. 25,798).

f) Cash and cash equivalents

Cash and cash equivalents are represented principally by cash on hand in stores, deposits in banks, and short-term investments with original maturities of three months or less (includes credit card payments, net of commission charged). Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

g) Accounts receivable

Trade accounts receivable primarily represent amounts due from customers related to the sale of CompUSA's products and services. Such receivables are generally due from a diverse group of corporate, government, and education customers located throughout the United States and, accordingly, do not include any specific concentrations of credit risk. Accounts receivable also include warranty-related receivables (amounts due from insurers of customer warranty claims).

The allowance for doubtful accounts is based on a number of factors, including loss experience of the Company, review of specific account balances, and business and economic conditions. The allowance is based on estimates, and actual losses may differ if future events vary substantially from the Company's assessments of collectibility. The Company charges off specific, uncollectible customer receivables to the allowance for doubtful accounts when collection efforts cease.

CompUSA has an arrangement with a financial services company (the Issuer) whereby the Issuer manages CompUSA's private label credit card programs. The credit card accounts and receivables generated thereby are owned by the issuer. Under the terms of the agreement, the Issuer charges CompUSA a fee to cover the Issuer's cost of providing credit and collecting the receivables, which are non-recourse to CompUSA.

h) Investments

Investments include fixed maturities and equity securities. Fixed maturities include corporate and governmental bonds, which accrue interest based on the stated interest rate.

Accrual of interest income is suspended on fixed maturities that are in default or on which it is likely that future interest payments will not be made as scheduled. Equity securities include common stock.

All marketable securities are considered by management to be trading securities and are reported at fair value based on quoted market prices. Net unrealized gains are included in Other income. Realized gains (losses) on sales of investments are included in other income based on a specifically identified cost basis.

Investments in less than 10% owned affiliates are accounted for on the cost method.

i) Goodwill

Goodwill represents the excess purchase price over the fair value of the net assets of acquired subsidiaries and affiliates at the purchase date. Goodwill is not amortized, but instead evaluated annually for impairment. An impairment loss is recognized if the carrying value is not recoverable or exceeds their recovery value, the difference is recognized as an impairment loss. In 2004 and 2003, no impairment loss in the value of goodwill was determined.

In December 2003, CompUSA acquired a 100% equity interest in Good Guys, Inc. (Good Guys) in the amount of US$ 58.4 million in cash (equal to Ps. 679,279). As a result of the purchase, CompUSA recorded goodwill of US$ 37.0 million (equal to Ps. 431,027), which was adjusted by US$ 19.2 million (equal to Ps. 216,004) in 2004, as a result of adjustments to the fair value of the net assets acquired (see Note 3).

In 2004, the Company also recorded goodwill of US$ 2.7 million (equal to Ps. 30,595) generated on the purchase of goodguys.com, Inc. (goodguys.com).

Changes to goodwill and other intangibles during 2004 and 2003 are as follows:

	2004	2003
Balance at beginning of the year	**Ps. 5,288,428**	Ps. 4,857,401
Acquisition of Good Guys		431,027
Acquisition of goodguys.com	**30,595**	
Adjustment to fair value Good Guys net assets acquired	**216,004**	
Balance at end of the year	**Ps. 5,535,027**	Ps. 5,288,428

j) Income tax

The Company recognizes deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued, or the rate that will be in effect at the time the differences are expected to reverse.

Deferred tax assets are evaluated periodically, providing, if necessary, an estimate for those amounts of doubtful recovery.

k) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

l) Reserve for closed facilities

CompUSA maintains a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores.

Reserves for facility closures are recorded when a store is close and are calculated as the lesser of the discounted future rental payments remaining under the lease (less estimated sublease rental income) or the lease termination fee. The carrying values of long-lived assets for stores identified for closure are depreciated at an accelerated rate until the store is closed. At December 31, 2004 and 2003, reserves for closed facilities totaled US$ 17.5 million and US$ 22.9 million (equal to Ps. 197,134 and Ps. 266,361), respectively, and are included under the caption Other accounts payable and accrued liabilities. The determination of the reserves is dependent on management's ability to make reasonable estimates of costs to be incurred post-closure and of sublease rental income to be received from subleases. The reserves could vary materially if market conditions were to vary significantly from management's assumptions.

In 2003, CompUSA recorded a charge of US$ 2.8 million (equal to Ps. 32,893), related to a corporate facility abandoned in 2000. The facility's future rent obligations had been substantially offset by sublease income until the loss of a major tenant of the facility at the end of 2002. The impairment charge relates to future rent and other expenses to the extent that such amounts exceed estimated future sublease rental income.

CompUSA assumed store reserves of approximately US$ 11.3 million (equal to Ps. 122,203) as a result of its acquisition of Good Guys.

The following is a detail of account activity related to closed facilities recorded in other accrued liabilities:

	2004	2003
Balance at beginning of fiscal year	**Ps. 266,361**	Ps. 179,465
Additions charged to costs and expenses	**14,971**	68,320
Liability assumed for closed Good Guys' store locations	**18,706**	103,497
Payment of rental obligations	**(102,904)**	(84,921)
Balance at end of fiscal year	**Ps. 197,134**	Ps. 266,361

m) Impairment of long-lived assets

The Company annually evaluates its long-lived assets (primarily property and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable from future cash flows. Recoverability for assets identifiable to individual locations is determined by comparing the forecasted undiscounted cash flows generated by these assets to the assets' net carrying value. Recoverability for long-lived assets not identifiable to individual locations is determined by comparing the consolidated undiscounted future net cash flows to the respective carrying values of those assets. The amount of impairment loss, if any, is generally measured as the difference between the net book value of the assets and their estimated market value.

In 2004, the Company recorded an impairment of US$1.7 million (equal to Ps. 19,613) related to long-lived property and equipment at 12 Good Guys stores.

n) Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expense from continuing operations, net of reimbursements from vendors, amounted to US$ 48.1 million and US$ 68.5 million for fiscal 2004 and 2003, respectively (equal to Ps. 541,837 and Ps. 796,758).

o) Preopening Costs

Costs incurred prior to the date that new stores commence operations are expensed in the period incurred.

p) Earnings per share

The Company determines earnings per share by dividing current year majority net income by the average weighted number of shares issued and outstanding during the period. The number shares held by the Company have been excluded from the computation.

The loss per share on discontinued operations and the loss per share derived from new accounting requirements were all determined by dividing the related amounts by the respective number of shares, as specified in the preceding paragraph.

q) Comprehensive income

The Company's comprehensive income (loss) consists of its current year net (loss) income or loss shown in the statement of operations, plus the current year effects of translation of foreign entities.

r) Reclassifications

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with the 2004 financial statements.

s) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from these estimates.

3. Acquisition of Good Guys and goodguys.com

On December 19, 2003, CompUSA acquired all the outstanding shares of Good Guys, Inc. for a total cash consideration of US$ 58.4 million (equal to Ps. 679,279). CompUSA's acquisition of Good Guys was financed with proceeds from the issuance of shares of CompUSA common stock to Commercial LLC (see Note 1). As a result of the purchase, CompUSA recorded goodwill of US$ 37.0 million (equal to Ps. 431,027).

In 2004, the Company recorded additional goodwill in the amount of US$ 19.2 million (equal to Ps. 216,004) derived from an adjustment to the fair value of net assets acquired. Such adjustments consisted of US$ 8.9 million related to extended services plans, US$ 6.2 million for impairment charges and employee termination pay related to the corporate office closure and US$ 4.1 million of other adjustments.

The following is a summary of the estimated fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

		Thousands of US dollars at the date of the acquisition
Total assets:		
Inventories	US$	131,070
Cash		14,907
Accounts receivable and other assets		5,030
Property and equipment		32,607
		183,614
Total liabilities:		
Accounts payable and accrued liabilities	(	118,318)
Notes payable	(	58,074)
Notes payable to the Company	(	5,000)
Estimated fair value of net assets acquired		2,222
Goodwill		56,198
Total consideration	US$	58,420

On March 25, 2004, the Company acquired all the outstanding shares of goodguys.com for a total cash consideration of US$ 2.4 million (equal to Ps. 27,036). Prior to the acquisition Good Guys was a 20% shareholder of goodguys.com and provided goodguys.com with trademark rights and an agreement to supply product to goodguys.com on a cost plus reimbursement basis.

4. Investments

An analysis of the Company's investments at December 31, 2004 and 2003 is as follows:

		2004 Fair value		2003 Fair value
Government bonds:				
México, interest rate of 4.7%	**Ps.**	**29,275**	Ps.	47,573
Corporate bonds:				
MCI Worldcom, interest has been Suspended due to default by issuer				342,897
Equity investments				
MCI, Inc.		**289,945**		
Total of negotiable securities	**Ps.**	**319,220**	Ps.	390,470

In connection with the 2003 reorganization of MCI WorldCom, on January 23, 2004, the Company converted its holdings of WorldCom Senior Debt into 14.28 shares (per US$1,000 of debt) of MCI Inc. unregistered common stock. The Company recorded the MCI Inc. common stock on date of conversion at US$ 24.51 per share or US$ 30.8 million for the aggregate investment based on the fair value of the WorldCom Senior Debt on the date of conversion. The recorded value was US$ 1.3 million higher than the carrying value of the MCI WorldCom investment at December 26, 2003. From the date of the conversion until December 31, 2004, the Company recorded unrealized losses on the MCI Inc. common stock of US$ 5.6 million (equal to Ps. 63,082). As of December 31, 2004, the shares of MCI, Inc. cannot be sold until the shares are registered, as required by U.S. securities laws.

In January and February of 2005, MCI received proposals for its acquisition by Verizon Communications, Inc. and also of Qwest Communications International, Inc. MCI's shareholders continue to evaluate the proposals of these two companies.

5. Accounts Receivable

Accounts receivable consist of the following:

	2004	2003
Clients	**Ps. 277,306**	Ps. 260,487
Warranty-related receivables	**187,232**	199,701
Other accounts receivable	**53,195**	26,721
	517,733	486,909
Less:		
Reserve for doubtful accounts	**(51,593)**	(20,692)
Total	**Ps. 466,140**	Ps. 466,217

The Company's bad debt expense was approximately US$ 3.2 million in 2004 and US$ 0.7 million for 2003 (equal to Ps.36,047 and Ps. 8,142, respectively), and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6. Inventories

An analysis is as follows:

	2004	2003
Finished product	**Ps. 7,802,293**	Ps. 8,399,600
Merchandise in transit	**192,707**	209,147
	7,995,000	8,608,747
Less:		
Reserve for obsolete inventory	**(218,075)**	(439,218)
	Ps. 7,776,925	Ps. 8,169,529

7. Property and Equipment

a) An analysis is as follows:

	2004	2003
Furniture, fixtures and equipment	**Ps. 3,073,417**	Ps. 3,043,394
Leasehold improvements	**1,465,541**	1,391,681
Capital leases	**273,964**	281,059
	4,812,922	4,716,133
Less: Accumulated depreciation	**2,468,463**	2,116,832
	2,344,459	2,599,301
Construction in progress	**83,652**	21,718
	Ps. 2,428,111	Ps. 2,621,019

b) Depreciation expense for the years ended December 31, 2004 and 2003 was approximately US$ 52.4 million and US$ 47.1 million (equal to Ps. 590,788 and Ps. 549,460), respectively.

8. Other accounts payable and accrued liabilities

As of December 31, 2004, movements in provisions are as follows:

	Balance as of December 31, 2003	Additions	Payments	**Balance as of December 31, 2004**
Accrued salaries and benefits	Ps. 616,879	3,081,925	(3,119,185)	**Ps. 579,619**
Accrued taxes	559,383	3,821,865	(3,769,423)	**611,825**
Reserve for closed facilities	266,361	33,677	(102,904)	**197,134**
Other accrued liabilities	1,265,406	7,499,597	(7,448,571)	**1,316,432**
	Ps. 2,708,029	14,437,064	(14,440,083)	**Ps. 2,705,010**

9. Debt

At December 31, 2004 and 2003, the Company's debt is as follows:

	2004	2003
Revolving line of credit, secured by inventory and receivables, bearing weighted-average interest of 4.42% and maturing in January 2007	**Ps.2,237,189**	Ps.1,314,127
Revolving line of credit with affiliate, unsecured, bearing weighted-average interest of 4.10 % and maturing in February 2007	**1,013,832**	1,046,836
Subordinated note payable to affiliate, unsecured, bearing interest of 5.25% and maturing in June 2009	**1,392,611**	1,037,945
	4,643,632	3,798,908
Less current portion		287,589
Total long-term debt	**Ps.4,643,632**	Ps.3,511,319

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004, are as follows:

2006	Ps. 116,050
2007	3,715,221
2008	464,200
2009 y Thereafter	348,161
	Ps.4,643,632

On August, 2002 CompUSA entered into a 41-month secured revolving credit agreement with a consortium of banks and financial institutions. On December 19, 2003 this agreement was amended to provide for borrowings and letters of credit up to the maximum of US$ 500 million, and the agreement was extended an additional year to January 2007. The revolving credit facility is secured by CompUSA's inventory and accounts receivable and provides for letters of credit and borrowings at the bank's base rate or LIBOR plus 1.25% to 2.50%, depending on CompUSA's availability. The credit agreement is subject to a borrowing base that is determined based on CompUSA's eligible accounts receivable, credit card receivables, inventories, and compliance with financial covenants, as defined by the credit agreement. Among other restrictions, the credit agreement requires CompUSA to maintain a defined minimum availability and limits subordinated debt, as defined, to US$ 378.6 million. At December 31, 2004, subordinated debt was approximately US$ 213.6 million. The borrowing base as of December 31, 2004, was approximately US$ 436.8 million (equal to Ps. 2,406,161 and Ps. 4,920,465, respectively).

At December 31, 2004, the Company has used US$ 198.6 million of this credit facility and US$ 37.4 million of outstanding letters of credit (equal to Ps. 2,237,189 and Ps. 421,304, respectively). Interest expense on the revolving line of credit was approximately was US$ 7.7 million and US$ 3.8 million (equal to Ps. 86,738 and Ps. 44,200) for fiscal 2004 and 2003, respectively. The Company is in compliance with all covenants at December 31, 2004.

In 2000, the Company obtained a US$ 150 million revolving unsecured credit facility from Banco Inbursa (affiliated company). The facility provides for borrowings at a rate determined by short-term promissory note renewals. In November 2002, the expiration date of the facility was extended to March 31, 2006. At December 31, 2004, the Company has used US$ 90 million of this credit facility and US$ 25 million of outstanding letters of credit (equal to Ps. 1,013,832 and Ps. 281,620, respectively). The Company has US$ 35 million (equal to Ps. 394,268) available for future borrowings. Interest expense was US$ 3.4 million and US$ 3.1 million (equal to Ps. 38,300 and Ps. 36,057) for fiscal 2004 and 2003, respectively.

In June 2001, CompUSA borrowed funds from Banco Inbursa, an affiliate. The subordinate note payable to affiliate is approximately US$ 123.6 million (equal to Ps. 1,392,611) at an interest rate equal to a revolving 90-day LIBOR plus 3.25%. The first principal payment is due September 2006. Interest expense for the subordinated note payable was approximately US$5.9 million for 2004 and 2003, (equal to Ps.66,462).

10. Marketing Agreement

Effective April 25, 2001, CompUSA entered into a marketing agreement with an Internet provider under which CompUSA is marketing memberships for the provider's services at CompUSA retail locations. Under this agreement, CompUSA received US$ 24 million as an upfront payment, of which US$ 10 million was designated as an advance for commissions on the sale of memberships. The US$ 10 million was recorded as revenue as CompUSA sold memberships, according to the provisions of the agreement. As of the end of 2003, the US$ 10 million was fully earned. The remaining US$ 14 million of the upfront payment was fully earned as of the end of 2004. The Company recognized approximately US$ 6.5 million and US$ 2.8 million (equal to Ps. 73,221 and Ps. 33,179) of deferred revenue in 2004 and 2003, respectively.

Effective September 30, 2004, the Company met the terms of the marketing agreement, and the agreement was terminated. The Company has entered into a new marketing agreement with the Internet provider, which provides revenues upon the selling of memberships.

11. Labor Obligations

In Mexico

US Commercial Corp. has no employees and, consequently, has no labor obligations or obligations related to Mexican labor law.

In the U.S.

CompUSA sponsors a defined contribution profit-sharing plan (the 401(k) Plan) covering employees of CompUSA and its subsidiaries who are at least 21 years of age. Eligible employees may become participants as of the first day of the next calendar quarter after their hire date.

Contributions to both the 401(k) Plan and the deferred compensation plan consist of employee pretax contributions determined as a percentage of each participating employee's compensation and CompUSA's matching contributions up to a specified limit. CompUSA may make additional contributions to either or both plans at the discretion of the CompUSA's Board of Directors (the Board). CompUSA's expense for contributions to the 401(k) Plan and the deferred compensation plan aggregated approximately US$ 1.3 million and US$ 1.4 million for 2004 and 2003, respectively (equal to Ps. 14,644 and Ps. 16,283, respectively).

In May 2003, the Company terminated a CompUSA-sponsored deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. Upon termination, plan assets of approximately US$ 4.1 million (equal to Ps. 47,689) were liquidated, and the proceeds were distributed to the plan participants.

Effective December 28, 2003, CompUSA replaced its Long-term Incentive Plan established in 2000 (under which the Company granted its officers stock-based incentive compensation in the form of stock options and other incentive awards, or a combination of both) with a Long-term Incentive Plan for 2004 based on units. The participants in this plan may obtain annual bonuses based on the number of units obtained during the year and on the performance of CompUSA. Participation in the plan is limited to directors, store general managers, and other key employees. Under the Long-Term Incentive Plan, the participants may cancel, at their own discretion, the options over the shares of common stock of CompUSA obtained and convert them to units under the new plan. At December 31, 2004, approximately 80% of the stock options issued and outstanding at that date were converted to units under the new plan.

12. Stockholders' Equity

a) An analysis of the capital stock at December 31, 2004 and 2003 is as follows:

	2004 **Number of shares**	2003 Number of shares
Series B-1 shares representing fixed capital stock with no withdrawal right	**1,474,115,267**	1,474,115,267
Treasury shares	**(24,750,000)**	(24,750,000)
Unsubscribed shares not paid in	**(62,033,837)**	(62,033,837)
Repurchased treasury shares	**(138,064,427)**	(107,728,795)
Total shares issued and outstanding	**1,249,267,003**	1,279,602,635

b) In an extraordinary stockholders' meeting held on December 1, 2003, it was decided to increase the fixed portion of capital by Ps. 172,553 (historical amount) by issuing 447,531,457 new series B-1 common registered shares with no par value, of which 385,497,620 shares for Ps. 147,573 were paid in and the remaining 62,033,837 for Ps. 24,980 have yet to be subscribed.

c) In conformity with the Mexican Securities Trading Act, companies are no longer required to set up a reserve for the re-purchase of their own shares. In 2004 y 2003, such shares are charged directly to stockholders' equity.

d) At December 31, 2003, the balance of the reserve for the repurchase of the Company's own shares was reversed.

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

13. Discontinued Operations

The Company closed three concept stores, which operated under the Cozone brand name. The Cozone stores were relatively small-scale stores, which marketed a higher-end product line in high traffic store locations. The stores were closed due to unprofitable operating results and the Company's focus on the introduction of its expanded consumer electronics products in its Superstore locations.

Effective in the second quarter of 2003, these stores are reflected as a discontinued operation. All prior periods have been restated accordingly. The assets and liabilities of Cozone are not significant. Summary operating results for the discontinued Cozone operations follow:

		2003
Net sales from discontinued operations	Ps.	21,984
Loss from discontinued operations	Ps.	(32,710)

14. Related Party Transactions

CompUSA purchases call center services from The Telvista Company (TTC), an affiliate under common control of certain shareholders. CompUSA believes these purchases are at values as favorable as those which could be obtained from an unrelated third party. Purchases for 2004 and 2003 were approximately US$ 11.6 million and US$ 16.9 million, respectively (equal to Ps. 130,672 and Ps. 196,572). Additionally, CompUSA performs certain administrative functions for TTC. For 2004 and 2003, the Company incurred and billed US$ 1.1 million and US$ 1.3 million, respectively (equal to Ps. 12.391 and Ps. 15,123), of expenses related to these services to TTC. Net accounts payable to TTC was approximately US$ 0.6 million and US$ 2.2 million at December 31, 2004 and 2003, respectively (equal to Ps. 6,759 and Ps. 26,625).

There are no agreements outside of the normal course of business between TTC and CompUSA, nor are there any guarantees on behalf of either party.

In the ordinary course of business, CompUSA sells products and services to other affiliates of the Company at prices that equate to amounts charged to its major customers. For 2004 and 2003, CompUSA's revenues from affiliates were insignificant. Accounts receivable from these affiliates are approximately US$ 134 and US$ 133 (thousands) at December 31, 2004 and 2003, respectively (equal to Ps. 1,509 and Ps. 1,547).

The Company has recorded borrowings of US$ 214 million from Banco Inbursa, an affiliate (see Note 9).

15. Foreign Currency Position and Transactions

a) At December 31, 2004 and 2003, US Commercial Corp individually foreign currency denominated assets were as follows:

	Foreign currency (in thousands)			
	2004		2003	
Assets	**US$**	**227**	US$	205

The prevailing exchange rate used to translate U.S. dollar denominated monetary assets at December 31, 2004 and 2003 was Ps. 11.26 and Ps. 11.23 per U.S. dollar, respectively.

b) During the years ended December 31, 2004 and 2003, US Commercial Corp. had the following transactions denominated in U.S. dollars:

	U.S. dollars (in thousands)	
	2004	2003
Interest income	**US$ 4**	US$ 1,641
Other income, net	**203**	1,301
Expenses	**1,779**	141

16. Commitments and Contingencies

a) CompUSA leases equipment under leases that expire at various dates through 2009. CompUSA operates in facilities leased under non-cancelable capital and operating leases that expire at various dates through 2022, the majority of which contain renewal options and require the Company to pay a proportionate share of common area maintenance.

At December 31, 2004, future minimum rental payments under all leases with initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Capital Leases	Operating Leases
2005	Ps. 29,593	Ps. 1,757,602
2006	25,368	1,675,616
2007	25,920	1,488,722
2008	24,534	1,308,643
2009	24,534	1,113,706
Thereafter	338,350	4,273,955
		Ps. 11,618,244
Total minimum rental payments	468,299	
Less interest	265,791	
Present value of minimum rental payments	202,508	
Less current portion	7,638	
Capital lease obligations due after one year	Ps. 194,870	

Rental expense, net of rental income of US$ 1.4 million and US$ 0.6 million (equal to Ps. 15,771 and Ps. 6,978), was approximately US$ 161.1 million and US$ 118.2 million for the years ended December 31, 2004 and 2003, respectively (equal to Ps. 1,814,759 and Ps. 1,374,844, respectively).

b) CompUSA had entered into an agreement with a telecommunications provider that required CompUSA to commit to a predetermined minimum amount of annual expenditures. CompUSA notified the telecommunications provider immediately before the start of the final year of the agreement that, effective October 31, 2003, CompUSA would be discontinuing its use of the services under the agreement and that CompUSA was relieved of its obligations under the agreement, because the provider materially breached the agreement. CompUSA believes that the provider's material breach of the agreement may entitle CompUSA to recover up to US$ 10 million (equal to Ps.116,315) in damages that CompUSA has suffered as a result of such material breach. The provider has asserted a claim that CompUSA owes it approximately US$ 8.4 million (equal to Ps. 97,704) under the terms of the agreement. CompUSA is unable to predict the ultimate outcome of this dispute. If this dispute is not resolved amicably, CompUSA intends to prosecute its claims against provider and to vigorously defend against any claims brought by provider.

c) On June 14, 2004, an individual filed a complaint in the Superior Court for the State of California seeking the recovery of damages for misclassification and failure to pay overtime wages, failure to provide meals and rest periods, failure to provide appropriate bonuses/commissions, failure to maintain adequate records and waiting time penalties, all under California state law on behalf of the named plaintiff and other individuals similarly situated. The Company is unable to form a judgment that it is probable or remote that the outcome of the case will be unfavorable to the Company, and the Company is unable to predict an estimate of the amount or range, if any, of any potential loss.

At this time, the Company intends to vigorously defend against the underlying claim and any effort to certify the case for class treatment. If the Company does not reach a settlement with the plaintiffs or is not successful in defense of its position, the Company's financial condition and results of operations could be materially and adversely affected.

d) In January 2000, COC Services Ltd. (COC Services) filed a lawsuit against CompUSA Inc. (CompUSA) in the Dallas, Texas District Court, containing a number of contractual and civil liability claims against CompUSA arising from a letter of intent pertaining to franchises sold to retailers in Mexico. The lawsuit also specifies claims against other parties, including Grupo Carso, Sanborns and Mr. Carlos Slim Helú. among others (the Co-defendants). After subsequent legal proceedings, on May 18, 2001, the trial court entered judgment for US$ 121.5 million against the remaining defendants

On August 26, 2004, the Court of Appeals issued a three-judge unanimous ruling in favor of the Co-defendants. The Court of Appeals reversed the ruling issued by a judge of first instance in 2001 and declared that COC Services is not entitled to any compensation. The Court of Appeals not only rejected COC Services' argument that CompUSA did not comply with the agreement to open stores in Mexico, but also concluded that no agreement was ever actually entered into by and between COC Services and CompUSA, since it found no evidence that the Co-defendants had at any time been involved in the alleged agreement. COC filed a motion with the trial court for reconsideration of the verdict, and such motion was rejected. The Company may also file an appeal with the Supreme Court of the State of Texas.

e) On April 4, 2000, the Lemelson Foundation filed a lawsuit against the Company alleging patent infringement relating to technology for scanning and reading bar codes. The Company filed an answer and counterclaim on October 2, 2000. This litigation has been stayed pending resolution of a related case. If the Company does not reach a settlement with the plaintiffs or is not successful in defense of its position, the Company's financial position and results of operations could be materially and adversely affected.

f) CompUSA is party in a number of lawsuits arising during its ordinary course of business. Management believes that the resolution of such suits will not have any material adverse impact on the Company's consolidated balance sheets or results of operations.

17. Income tax and Asset Tax

In Mexico

a) Income tax and asset tax

1) The companies constituted in Mexico are subject to payment of both corporate income tax and asset tax.

2) For the years ended December 31, 2004 and 2003, US Commercial Corp. reported a tax (loss) profit of Ps. (21,782) and Ps. 58,165 (historical). The statutory income tax rate for 2004 and 2003 was 33% and 34% respectively.

As a result of tax reforms announced by the Federal Executive in Mexico, a gradual one-percentage point annual decrease in the 30% corporate income tax rate established for 2005 was approved starting in 2006, until the tax rate reaches 28% in 2007 and succeeding years.

3) The asset tax is computed on the average restated value of most assets net of certain liabilities. Asset tax is payable only to the extent that it exceeds income tax. Asset tax of US Commercial Corp. for the years ended December 31, 2004 and 2003 was Ps. 11,170 and Ps. 14,256 (historical) respectively.

At December 31, 2004, the balance of the "Restated contributed capital account" (CUCA), and the "Net tax profit account" (CUFIN) was Ps. 3,535,668 and Ps. 3,625,418 respectively.

4) An analysis of the effects of temporary differences that give rise to deferred tax liabilities is as follows:

	2004	2003
Unrealized gains in Mexico	**Ps. (6,099)**	
Accrued liabilities	**(60)**	Ps.(11)
	Ps. (6,159)	Ps.(11)

In U.S.

CompUSA has recorded a valuation allowance for the estimated amount of deferred tax assets that may not be realized. A portion of the valuation allowance relates to tax losses derived from purchases. The net operating loss carryforwards of approximately US$ 414 million (equal to Ps. 4,815,444) will begin to expire in 2016 but can be used through 2023.

CompUSA was acquired on February 27, 2000, resulting in a change of ownership as defined by Section 382 of the United States Internal Revenue Code. Accordingly, utilization of the net operating loss by US$ 112 will be subject to annual limitations of US$ 51.9 million.

As discussed in Note 3, CompUSA acquired Good Guys in December 2003. Due to the change of ownership as defined by Section 382 of the Internal Revenue Code, the acquired net operating loss carryforwards of US$ 119 million (equal to Ps. 1,384,149) will be subject to annual limitations of US$ 2.6 million (equal to Ps. 30,242). As a result, US$ 66 million (equal to Ps. 767,679) of net operating loss carryforwards will not be utilized.

U.S. COMMERCIAL CORP., S.A. DE C.V.
YEARLY REPORT

RECEIVED
2005 MAY 23

Economic Outlook.

During 2004, the Gross Domestic Product increased 4.4%, to be positioned in 7,635 billion pesos (Mx. Cy.) prevailing at the end of the year. The increase of the GDP was mainly driven by the construction, telecommunications and transportation sectors with growth rates of 5.3% and 9.7%, respectively.

Mexico profited from a larger growth in the economy of the United States of America, which showed a rise of 3.9% in its Gross Domestic Production, making possible for the Mexican manufacturing industry to have a real increase of 3.8%.

The strength in the economy resulted in jobs creation; throughout 2004, the total number of insured persons at the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) recorded an increase of nearly 539 thousand persons, nevertheless, this growth did not go so far as to compensate the new potential workers incoming to the labor market, effect reflected in the increase of the General Open Unemployment Rate that increased from 3.3% in year 2003 to 3.7% in year 2004.

The exchange rate presented a drop of 0.8% during the year, going from a parity of 11.24 pesos (Mx. Cy) per dollar as of 2003 to 11.15 pesos (Mx. Cy.) as of 2004. The average parity presented a growth of 4.6% while going from 10.78 pesos (Mx. Cy.) per dollar in 2003 and 11.28 pesos (Mx. Cy.) in 2004. Year 2004 was characterized for having shown the weakness of the dollar vs. other currencies world wide, this weakness was mainly originated by the high fiscal and trade deficit of the United States of America.

The foreign direct investment grew 57.3% in relation to the previous year reaching a record level for Mexico of 17,688 million dollars. The remittances sent to the country in 2004 showed a growth of a 24.0% if compared to the previous year, reaching 16,613 million dollars. The deficit in the current account was positioned in 8,712 million dollars, equivalent to 1.3% GDP.

The Balance of Trade recorded a deficit of 8,530 million dollars, an increase of 47.5% if compared to the deficit in 2003. The increase in the deficit of the balance of trade can be explained by the growths of 17.9% and 15.8% on imports of Consumer Goods and Intermediate Goods respectively, partially compensated by the 27.2% increase on the oil exports, which were driven by the price of the Mexican Oil Mix. The average price of the oil mix increased 24.7% in 2004, progressing from 24.83 dollars per barrel in 2003 to 30.96 in 2004.

During 2004, The Mexican Central Bank (Banco de México) continued with the contractionary trend of the monetary policy and the regime of daily balances, moving the short 9 times a year in total, going from 25 million pesos (Mx. Cy.) daily as of 2003 and a total of 69 million pesos (Mx. Cy.) daily as of 2004.

The Mexican Central Bank was unable to reach its inflation goal for 2004. The National Consumer Price Index increased 5.19% during the year, 121 base points higher than the inflation registered in 2003. The contractionary monetary policy, sustained by the Mexican Central Bank, could not compensate the increase of prices in the government's services, effect reflected in the controlled inflation of 7.51% in 2004. The underlying inflation was of 3.80% for the year, which entailed an increase of 14 base points if compared to the same indicator in 2003.

The 28-days CETES rate presented an average level of 6.83% during 2004, 57 base points higher that the one recorded last year. The 28-days CETES closed 2004 at a rate of 8.61%, responding mainly to inflationary pressures that arose at the end of the year.

2004 was a better year for México in the economic setting; to move forward the country requires to consolidate the macroeconomic stability reached and to foster the domestic sector of the economy.

RESULTS OF OPERATIONS

USCOM reported sales during 2004 for 50,297.2 million pesos (Mx. Cy.), with an operating loss of 28.9 million pesos (Mx. Cy). The total debt of USCOM was of 4,846.1 million pesos (Mx. Cy) and its net debt was 3,538.7 million pesos as of year 2004.

COMPUSA CONSOLIDATED

Sales in 2004 accounted for 4,430.6 million dollars, figure that represents a 16.88% increase if compared to sales in 2003. Adding up the Good Guys represented in the year 13.7% of consolidated sales.

Consolidated operating loss in 2004 was of 0.1 million dollars. CompUSA contributed with an operating profit of 15.2 millions, whereas Good Guys presented a loss for 15.3 millions.

Consolidated EBITDA in year 2004 was of 51.6 million dollars, which accounted for an increase of 42.9% if compared to 2003. CompUSA contributed with 59.9 million dollars, whereas Good Guys reported a negative EBITDA for 8.3 million dollars.

COMPUSA INDIVIDUAL

Sales to the same stores grew 0.6% in 2004, if compared to the previous year.

Gross Margin for CompUSA was of 20.4% vs. 20.5% the previous year. This decrease can be explained by the pressures in the margins of several products.

The result of operations for the year was of 15.2 million dollars, which can be compared to a loss of 7.5 million dollars recorded the previous year. This improvement comes mainly from lower advertising costs.

RECEIVED

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SHAREHOLDERS ORDINARY GENERAL ASSEMBLY OF U.S. COMMERCIAL CORP., S.A. DE C.V. HELD ON APRIL 21, 2005.

SHAREHOLDERS ORDINARY GENERAL ASSEMBLY

A) It was deemed as rendered and approved in all of its terms, the report that in compliance with the statutes set forth in Article 172 of the Mexican Corporate Law was presented by the Board of Directors to the Shareholders Ordinary General Assembly of U.S. Commercial Corp., S.A. de C.V. in relation to the company's operations during the fiscal year ending December 31st, 2004.

B) It was deemed as presented and approved in all of its terms the expert's report rendered by the Examiner with regard to the Financial Statements of U.S. Commercial Corp., S.A. de C.V. as of December 31st, 2004.

C) It was deemed as presented and approved in all of its terms, the expert's report rendered by the Chairman of the Auditing Committee and its management in relation with the activities and functions of such Committee during the fiscal year that ended December 31st, 2004.

D) Were deemed as presented and were approved in all its parts the Financial Statements of U.S. Commercial Corp., S.A. de C.V. as of December 31st, 2004.

E) It was approved that the net loss suffered during the fiscal year, which added up to 51,498 (thousands of pesos) be fully applied to the profits account pending of distribution, and it was approved that the balance of accumulated profits resulting from the aforementioned application, besides being available for the Shareholders Assembly of the Company shall also be made available to the Board of Directors, except for the amount of the legal reserve, conceding such body the broadest powers to set, totally or partially, as it decides on and be appropriate, to the constitute reserves and/or their distribution as dividend (s) to the Company's shareholders.

F) It was approved the management of the Board of Directors during the fiscal year that ended December 31st, 2004.

G) Were ratified in their positions as proprietary members to Mr. Carlos Slim Domit, Mr. Rafael M. Kalach and Mr. Agustín Santamarina Vázquez, and were appointed as proprietary members of the board Mr. Eduardo Valdés Acra, Mr. Arturo Elías Ayub, Mr. José Kuri Harfush and Mr. Ignacio Cobo Trujillo, therefore it was expressly included in the record that the Board of Directors of the company has been integrated in the following way:

BOARD OF DIRECTORS

PROPRIETARY

Mr. Carlos Slim Domit	Chairman

Mr. Rafael M. Kalach
Mr. Agustín Santamarina Vázquez
Mr. Eduardo Valdés Acra
Mr. Arturo Elías Ayub
Mr. José Kuri Harfush
Mr. Ignacio Cobo Trujillo

H) Was appointed as Proprietary Examiner Mr. Agustín Aguilar Laurens, due to the resignation of Mr. Fausto Sandoval Amaya, and Mr. Francisco Álvarez del Campo was ratified as Substitute Examiner.

I) Was ratified in his position as Chairman of the Board of Directors Mr. Carlos Slim Domit, and Mr. Antonio Gómez García was appointed as chief executive officer of the company. Mr. Sergio Rodríguez Molleda was appointed as Secretary of the Board of Directors, since Mr. Rafael Robles Miaja resigned to such position.

J) It was agreed to pay to the Members of the Board, Examiners and Secretary of the Company emoluments for the fulfillment of their duties, the amount of $7,700.00 Mx. Cy. (Seven Thousand Seven Hundred Pesos 00/100 Mx. Cy.) in cash for their attendance to each Board meeting or, if such were the case, 50% of the aforementioned amount for their attendance to each Auditing Committee Meeting. The aforesaid payments will be subject to the corresponding withholding taxes.

K) Were ratified as members of the Auditing Committee Mr. Rafael M. Kalach and Mr. Agustín Santamarina Vázquez and Mr. José Kuri Harfush was appointed as member of such Committee, due to the resignation of Mr. Patrick Slim Domit, therefore, the Auditing Committee of the Board of Directors of U.S. Commercial Corp., S.A. de C.V. will be integrated as follows:

AUDITING COMMITTEE

Mr. Rafael M. Kalach Chairman
Mr. José Kuri Harfush
Mr. Agustín Santamarina Vázquez

L) It was deemed as rendered the report regarding the situation of the acquisition of the Company's own stocks.

M) Was set to $750,000,000.00 (Seven Hundred and Fifty Million Pesos 00/100 Mx. Cy.) the amount for the acquisition of own stock as set forth in Fraction I of Article 14 Bis 3 of the Securities Act available as from the date of this assembly, in addition to the amount which, should this be the case, may result from re-floating stocks according to the terms set forth in the applicable provisions. It should be stated that such amount does not include the amount corresponding to the stocks repurchased prior to the date of this assembly.

N) It was resolved to grant the authority to the Board of Directors and/or the proxies or delegates appointed by the Board of Directors to proceed with the repurchase of stocks, to determine, if such were the case, the amount of capital stock which may be allocated to the purchase of own stock, in addition to the amount referred to in the above numeral, and if such were the case, to convert into treasury stocks the

stocks acquired by the Company by repurchasing. The Board of Directors and/or proxies or appointed delegates, or persons responsible for these transactions, will decide on in each case, which of the alternatives foreseen by Fraction I of Article 14 Bis 3 will be used by U.S. Commercial Corp., S.A. de C.V., as repurchasing method and the accounting adjustments that at their full discretion decide on the necessary or convenient and, particularly, in order to decide on whether the purchase is made charging it to the corporate net worth whereas the stocks belong to the issuer or, if such were the case, to the capital stock or other corresponding entries, in the event that it should be resolved to convert them into treasury stock, without the need of resolution or the agreement of the Assembly.

O) It was authorized to purchase own stock, representing the capital stock of U.S. Commercial Corp., S.A. de C.V., through the stock exchange, on the dates, terms and conditions previously agreed upon or agreed upon by the assembly at present here, or from now on by the Board of Directors and/or by the proxies appointed by the Board of Directors, and/or the persons responsible having been appointed for such purpose.

P) It was expressly resolved to authorize to run immediately the accounting entries resulting from the resolutions approved by the assembly.

Q) Were ratified and approved the policies regarding the repurchasing of stocks according to the terms set forth in article 60 of the provision of general matters applicable to the issuers of securities and other participants in the securities market, issued by the National Banking and Securities Commission, published in the Official Daily of the Federal Government (Diario Oficial de la Federación), on March 19th, 2003, subject to changes that if such were the case, be made by the Board.

R) Were approved the policies for the acquisition of own stock adopted by the Board of Directors of U.S. Commercial Corp., S.A. de C.V., during its meeting held on September 2nd, 2002, in conformity with what is set forth in article 60 of the provisions of general matters applicable to the issuers of securities and other participants in the securities market, issued by the National Banking and Securities Commission, published in the Official Daily of the Federal Government (Diario Oficial de la Federación, on March 19th, 2003,

S) It was agreed to: (i) authorize the Company to proceed with the acquisition of own stock that represent the capital stock of U.S. Commercial Corp., S.A. de C.V., in the securities exchange, up to the total of the respective amounts of the reserve and the capital stock which, for such purpose were established by this assembly gathered at present; (ii) ratify Mr. Carlos Slim Domit, Mr. José Humberto Gutiérrez-Olvera Subizarreta and Mr. José de Jesús Gallardo Dominguez as officials authorized and responsible for ordering operations leading to the acquisition of own stock, whom will also be responsible for managing the resources of the reserve for the acquisition of own stock to Mr. Carlos Slim Domit, Mr. José Humberto Gutiérrez-Olvera Zubizarreta and Mr. José de Jesús Gallardo Domínguez. Such persons will have the power to decide on the periods of time, amounts and in general, all terms and conditions under which the operations for the acquisition of own stock will be performed, as long as they abide the policies approved by the Shareholders Assembly and other applicable legal provisions and resolutions of the

Board of Directors, as well as the operating rules that are on the record of the minutes of the Shareholders Ordinary General Assembly held on April 21st, 2005.

T) It was expressly agreed that the Company will relieve peacefully and hold harmless each one of the member of the Board of Directors and the Chairman and Secretary of such body, as well as any other official, employee or proxies of the Company, the representatives appointed by this assembly and the persons responsible to carry out the repurchasing operation, from any claim or responsibility in which they may incur before any person or authority, arising out of the fulfillment and execution of the agreements entered in the terms of the resolutions adopted in the Assembly. The Company expressly obliges itself to assume in an unlimited way, before such persons, any complaint or liability in which they could be involved for any reason, and, if such were the case, the company will reimburse to each and every one of them the amounts that for such reason they may have disbursed, including professional fees for lawyers and other expenses.

U) Mr. Carlos Slim Domit, Mr. Sergio Rodriguez Molleda and Mr. Alejandro Archundia Becerra were appointed as Special Delegates of the Assembly, so that any one of them, individually and if such were the case: a) may present himself before a Notary Public of his choice in order to formalize the whole or part of the minutes of this Assembly; b) that on their own or, through the persons they appoint, be register the corresponding notarial certificate in the Public Registry of Commerce of this City; c) to issue attestations of these minutes or of any part of the same which may be necessary; and d) carry out any publishing required and any other action to execute and give full effect to the resolutions taken during this Meeting.